July 21, 2010

Mr. Jeffrey P. Riedler

Assistant Director

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Tenet Healthcare Corporation
Response to Staff Comments dated July 8, 2010 related to Definitive Proxy Statement filed March 25, 2010
File No. 001-07293

Dear Mr. Riedler:

This letter sets forth the response of Tenet Healthcare Corporation (“Tenet” or the “Company”) to the comment letter, dated July 8, 2010, of the staff of the Division of Corporation Finance (the “Staff”) related to the Company’s 2010 Definitive Proxy Statement (the “Proxy Statement”).

The Staff’s comment is set forth below in italics, followed by the Company’s response. Defined terms used herein and not defined herein have the meanings set forth in the Proxy Statement.

Staff Comment

Schedule 14A

Performance-Based Bonus, page 28

1.	Please expand your discussion of the four pillars of your Balanced Scorecard to disclose the criteria considered by the Compensation Committee and the extent of achievement determined for each of the targets you disclosed for the Quality, Service and People pillars, as you have for the Cost and Growth pillar.

Company Response

The Balanced Scorecard (“Balanced Scorecard”) used to calculate performance-based compensation under our Annual Incentive Plan (“AIP”) is described on pages 28-32 of the Proxy Statement. The Balanced Scorecard uses 14 separate performance measures, each of which is described under four categories or pillars: Quality, Service, People, and Cost and Growth. For each performance measure, the Compensation Committee establishes target points. The aggregate number of target points that may be awarded under the Balanced Scorecard is 100 and the maximum is 200. The amount of points actually awarded for each pillar, which reflects achievement of a particular performance target, is set forth in tabular form on page 31 of the Proxy Statement.

Tenet Healthcare Corporation • Headquarters Office

1445 Ross Avenue, Suite 1400 • Dallas, TX 75202 • Tel: 469.893.2000 • Fax: 469.893.8600 • www.tenethealth.com

Securities and Exchange Commission

July 21, 2010

The Quality, Service, and People performance measures, which represent 40% of the target points for the AIP award, are selected by the Committee as a measure of performance in improving the quality of the health care services provided at Tenet hospitals. The performance measures are based on internally generated analyses and/or internal surveys of each hospital’s (i) adherence to best practices of evidenced-based medicine, (ii) infection control rates, (iii) compliance with InterQual criteria for admissions, (iv) prevention of certain serious, reportable healthcare events, or “never events,” identified by the National Quality Forum, (iv) patient/physician satisfaction and (v) employee retention/turnover.

In response to the Staff’s comment, we propose in future filings to provide additional descriptive information about (i) each performance metric selected by the Committee, (ii) the Committee’s assessment of the level of difficulty to achieve each metric at target performance levels, (iii) actual level of achievement (as measured by the total points awarded for each metric relative to target) and (iv) a narrative description of the Committee’s assessment of management’s performance. For example, in the case of the performance metric “Infection Control” under the Quality Pillar, we would propose to provide disclosure substantially similar to the following (subject to future changes in the operation of the AIP program):

Infection Control Rate. For 2010, the Compensation Committee determined that 7.5 of the 100 potential target points under the AIP Balanced Scorecard should be linked to improvements in infection control at our hospitals. The Committee believed that incentivizing management to reduce infection rates enhances the quality of the health care we provide our patients, reduces health care costs and enhances our competitive standing among other health care providers. For 2010, the Committee set the performance goals for our hospitals at targets the achievement of which would require management to significantly outperform its prior year company-wide infection control performance, achieving a system-wide reduction in specified infections of __. The performance metric focused on three categories of infection: CVC (central vascular catheter-associated infection), CAUTI (catheter-associated urinary tract infection), and VAP (ventilator-associated pneumonia). The Committee considered achievement of the performance targets to represent an aggressive goal given the Company’s highly successful infection control program. Based on the Company’s success in achieving this performance metric, the Committee awarded the named executive officers the full 7.5 points. The Committee noted, among other things, that the Company achieved the performance metric by implementing new and innovative education programs, modifying healthcare protocols and streamlining the reporting system for monitoring infection rates.

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The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission

July 21, 2010

Should you have any questions or comments with respect to this response letter, please feel free to call me at (469) 893-6733, fax information to me at (469) 893-7733, or e-mail me at paul.castanon@tenethealth.com.

Sincerely,

/s/ Paul A. Castanon
Vice President and Assistant General Counsel

cc: Michael Rosenthall (Securities and Exchange Commission)